SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

_____________________________

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NO. 1-12534

_____________________________

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

_____________________________

NEWFIELD EXPLORATION COMPANY
 4 WATERWAY SQUARE PLACE
 SUITE 100
 THE WOODLANDS, TEXAS 77380
 (281) 210-5100
 (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	13

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
      Newfield Exploration Company 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Newfield Exploration Company 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary information is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 26, 2012

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010

Assets
Cash, non-interest bearing	$—	$1,106

Investments, at fair value (See Note 4)	95,318,601	92,864,506

Total investments and cash	95,318,601	92,865,612

Receivables
Notes receivable from participants	2,405,715	1,922,481
Employer match	251,259	145,586
Investment income	25,671	25,062

Total receivables	2,682,645	2,093,129

Net Assets Available for Benefits, at Fair Value	98,001,246	94,958,741

Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(114,104)	(396,121)

Net Assets Available for Benefits	$97,887,142	$94,562,620

See accompanying notes to financial statements.
.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2011

Additions to net assets attributable to:
Investment income
Interest and dividends	$1,690,972

Interest from notes receivable from participants	91,135

Contributions
Employer	8,138,809
Participant	9,996,013
Rollover	1,321,189

Total contributions	19,456,011

Total additions	21,238,118

Deductions from net assets attributable to:
Net depreciation in fair value of investments (See Note 3)	7,617,292
Benefits paid directly to participants	10,106,949
Administrative expenses	189,355

Total deductions	17,913,596

Increase in Net Assets Available for Benefits	3,324,522
Net Assets Available for Benefits, Beginning of Year	94,562,620
Net Assets Available for Benefits, End of Year	$97,887,142

See accompanying notes to financial statements.
.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Newfield Exploration Company 401(k) Plan (the “Plan”) contains general information for financial reporting purposes. A summary plan description is provided to participants explaining general Plan provisions. The Plan agreement, however, governs the operation of the Plan, and its terms prevail in the event of a conflict with any summary of the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined-contribution plan adopted effective as of January 1, 1989. Generally, all employees of Newfield Exploration Company (the “Company”) and certain of its affiliates are eligible to participate in the Plan. However, the Plan does not allow employees covered by collective bargaining agreements, leased employees or nonresident aliens, if applicable, to participate in the Plan. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participant Elective and Employer Matching Contributions: Participants may contribute up to 30% of their eligible compensation (as defined in the Plan agreement) on a per pay period basis. The Company will make a matching contribution, also on a per pay period basis, in an amount equal to $1.00 for each $1.00 contributed by a participant, up to a maximum of 8% of the participant’s compensation for the applicable pay period contribution. The Plan allows certain eligible participants to make catch-up contributions in accordance with Internal Revenue Service regulations. The Company does not match catch-up contributions. The foregoing participant and Company matching contributions are subject to certain limitations.

Participants may also rollover certain amounts representing distributions from other qualified plans and individual retirement accounts. Participants may direct the amounts contributed to their accounts into any of the investment options available under the Plan including the Company’s common stock.

Participant Accounts: Each participant has an account that is credited (or charged) with the participant’s contributions, allocations of the Company’s matching contributions and Plan earnings (or losses) and is, at times, charged with an allocation of Plan administrative expenses based on the participant’s earnings or account balances (as defined in the Plan agreement). Earnings (or losses) are allocated to participant accounts based on the earnings (or losses) of investment funds chosen by each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Effective July 26, 2007, all current and new participants are immediately 100% vested in Company matching contributions. Matching contributions attributable to periods prior to July 26, 2007 will continue to vest according to their original schedule based on years of service (20% for each year of service and were fully vested after five years of service). An active participant is entitled to 100% of his or her account balances upon death, disability or reaching age 65.

Forfeitures: Forfeitures resulted from the termination of employment of participants who had less than 100% vested interests in the Company matching contribution portions of their accounts. Forfeitures remain in the Plan and are used first to reinstate participant accounts, as applicable, then to pay Plan expenses that otherwise would be payable by the Company in accordance with the Plan agreement, if any, and finally to offset the Company’s matching contributions. At December 31, 2011 and 2010, forfeitures of $6,397 and $8,812, respectively, were available. In 2011, the Company’s Plan expenses were offset by $11,647 from forfeited non-vested accounts.

Benefit Payments: Upon termination of service, a participant is entitled to receive the vested portion of his or her accounts. A participant may elect to receive such vested portion in the form of a lump sum payment or installment payments. A participant may also elect to receive distributions in the form of Company common stock, to the extent the participant is invested therein. Distributions are subject to the applicable provisions of the Plan agreement.

Notes Receivable from Participants: A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balances. The loan will bear interest at a rate commensurate with market rates for similar loans. Repayments of the notes are made in equal monthly payments over a period not extending beyond five years from the date of the loan.

Expenses:  The Company pays certain administrative expenses as defined in the Plan document.

.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, changes therein, and the accompanying notes to the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, liquidity, credit and overall market volatility risk. Due to the general level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amount reported in the statement of net assets available for benefits and the individual participant account balances.

Payment of Benefits: Benefits are recorded when paid.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. See Note 4, “Fair Value Measurements,” for a detailed discussion.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on investments are calculated using average costs. Interest is recorded when earned. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the Plan Administrator deems the delinquent participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU requires the Company, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of this ASU to have a material impact on the Plan’s financial statements.

.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 3 – INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits at December 31 are as follows:

	2011	2010
Investments at fair value based on quoted market prices:
Newfield Exploration Company common stock
(164,016 and 142,302 shares in 2011 and 2010, respectively)*	$6,188,324	$10,261,397
American Beacon Large Cap Value Institutional Fund	5,843,691	5,898,218
Schwab S&P 500 Index Fund*	6,192,267	6,273,776
T. Rowe Price Retirement 2010	5,024,492	4,860,540
T. Rowe Price Retirement 2030	9,240,817	8,287,742
Vanguard Total Bond Market Index Institutional Fund	6,265,941	5,289,511
Vanguard Total International Stock Index Fund	**	5,224,942
Investments at contract value:
Schwab Stable Value Fund*	16,536,795	15,353,522
_________
* Party-in-interest (see Note 6)
** Investment represented less than 5% of net assets available for benefits in the period indicated

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(3,413,013)
Stable value fund	692,622
Company common stock	(4,723,689)
Other	(173,212)
Net depreciation in fair value of investments	$(7,617,292)

.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 4 – FAIR VALUE MEASUREMENTS

The Plan follows Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosure requirements about fair value measurements. Under Topic 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under Topic 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability.

Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Topic 820 are described below:

Level 1: unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2: quoted prices for similar assets in active markets; quoted prices for identical or similar assets in inactive markets; and interest rates, credit risk, etc. that are determined for an asset, either directly or indirectly, based on independent market data.

Level 3: significant unobservable inputs for the fair value measurement of the assets.

Following is a description of the valuation methodologies used for investments measured at fair value, except for the stable value fund, which is measured at contract value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Company common stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the net asset value, based on quoted market prices in active markets, of shares held by the Plan at year end.

Stable Value Fund: Valued at contract value, with adjustments from fair value to contract value. The Fund invests in money market funds, other short-term investment vehicles, guaranteed investment contracts ("GICs") and synthetic guaranteed investment contracts ("Synthetic GICs"). Fair value is determined by the trustee considering factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. The guaranteed investment contract consists of investments in underlying securities with a wrap contract under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

Investments in units of underlying funds are valued at their respective net asset values as reported by the funds daily. The Fund seeks to maintain principal value, protect against market price volatility, obtain consistent income return and provide liquidity for benefit payments and withdrawals. The net asset value for each unit class of the Fund is calculated daily by dividing the net assets applicable to each unit class by the respective number of units outstanding for that class. Deposits to and withdrawals from the Fund may be made daily at the current net asset value per unit.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 4 – FAIR VALUE MEASUREMENTS – (Continued)

The following tables summarize the valuation of the Plan’s investments by fair value hierarchy:

	Level 1	Level 2	Level 3	Total

As of December 31, 2011
Company common stock	$6,188,324	$—	$—	$6,188,324
Money market funds	1,809	—	—	1,809
Mutual funds
Target-date funds	23,807,904	—	—	23,807,904
Large company funds	16,755,696	—	—	16,755,696
Mid company funds	5,655,068	—	—	5,655,068
Small company funds	6,473,388	—	—	6,473,388
International funds	7,631,901	—	—	7,631,901
Fixed income funds	7,571,233	—	—	7,571,233
Total mutual funds	67,895,190	—	—	67,895,190

Stable value fund	—	16,650,899	—	16,650,899
Self directed brokerage accounts	4,582,379	—	—	4,582,379
Total investments at fair value	$78,667,702	$16,650,899	$—	$95,318,601

	Level 1	Level 2	Level 3	Total

As of December 31, 2010
Company common stock	$10,261,397	$—	$—	$10,261,397
Money market funds	311	—	—	311
Mutual funds
Target-date funds	20,064,786	—	—	20,064,786
Large company funds	16,508,627	—	—	16,508,627
Mid company funds	5,886,400	—	—	5,886,400
Small company funds	6,439,960	—	—	6,439,960
International funds	7,695,586	—	—	7,695,586
Fixed income funds	5,973,252	—	—	5,973,252
Total mutual funds	62,568,611	—	—	62,568,611

Stable value fund	—	15,749,643	—	15,749,643
Self directed brokerage accounts	4,284,544	—	—	4,284,544
Total investments at fair value	$77,114,863	$15,749,643	$—	$92,864,506

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 5 – FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT

The Plan has interest in a Stable Value Fund that has investments in GICs and Synthetic GICs as well as short-term fixed income investments. As described in Note 2 above, because the GICs and Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable. In the event that the plan is terminated, there is a material adverse change to the provisions of the plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

The minimum interest crediting rate is zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest will be protected. The key factors that influence future interest crediting rates include:

•	The level of market interest rates;
•	The amount and timing of participant contributions, transfers, and withdrawals into/out of the contract;
•	The investment returns generated by the bonds that back the contract; and
•	The duration of the underlying investments backing the contract.

The average yields earned by the Stable Value Fund for the years ended December 31, 2011 and 2010 were 1.53% and 2.26%, respectively. The average yields earned to reflect the actual interest rates credited to participants for the years ended December 31, 2011 and 2010 were 4.59% and 2.73%, respectively. The elevated yield for 2011 was due to an accelerated distribution of gains through the crediting rate beginning December 1 in preparation for the termination of the Stable Value Fund on April 30, 2012.

As of December 31, 2011, the contract value of the Stable Value Fund was $16,536,795 as compared to its fair value of $16,650,899. An adjustment of $114,104 has been made to the Statement of Net Assets Available for Benefits to reflect contract value. As of December 31, 2010, the contract value of the Stable Value Fund was $15,353,522 as compared to its fair value of $15,749,643. An adjustment of $396,121 was made to the Statement of Net Assets Available for Benefits to reflect contract value.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company and certain others. The Plan has entered into exempt transactions with parties-in-interest as of December 31, 2011 and 2010 and for the year ended December 31, 2011. Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. (collectively referred to as “Schwab”) were trustee and recordkeeper, respectively, of the Plan from January 1, 2011 through December 31, 2011. Plan investments in funds offered by Schwab qualify as party-in-interest investments. Total assets invested in these funds were $27,427,354 at December 31, 2011 and $21,627,609 at December 31, 2010. In addition, investments in the self-directed brokerage accounts with balances of $4,582,379 and $4,284,544 at December 31, 2011 and 2010, respectively, were administered by Schwab. During 2011, the Plan paid a total of $189,355 in administrative fees to Schwab that qualify as a party-in-interest transaction.

Other party-in-interest investments held by the Plan include Company common stock totaling $6,188,324 (164,016 shares) and $10,261,397 (142,302 shares) at December 31, 2011 and 2010, respectively, and notes receivable from participants totaling $2,405,715 and $1,922,481 at December 31, 2011 and 2010, respectively.

As detailed above, the Plan has significant holdings of Company common stock. As a result, the values of the Plan’s investments may be materially impacted by the changes in fair value related to this security.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become 100% vested in their accounts and the Plan’s assets will be distributed in accordance with the terms of the Plan agreement.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2011 and 2010

NOTE 8 – TAX STATUS

The Plan was designed in accordance with a prototype plan developed by the Plan trust. The Internal Revenue Service determined by a letter dated May 23, 2008, that the prototype plan and its related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Thus, no provision for federal income taxes is included in the Plan’s financial statements.

US GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 9 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2011	2010
Net assets available for benefits per the financial statements	$97,887,142	$94,562,620
Adjustment from contract value to fair value for fully benefit- responsive contracts	114,104	396,121
Net assets available for benefits per Form 5500	$98,001,246	$94,958,741

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2011:

Increase in net assets available for benefits per the financial statements	$3,324,522
Adjustment to reflect fair value adjustment for 2011 related to benefit-responsive contracts	(282,017)
Increase in net assets available for benefits per Form 5500	$3,042,505

.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Mutual Funds
	Allianz AGIC	Allianz AGIC Micro Cap Instl	#	$713,766

	American Beacon	American Beacon Lg Cap Val Instl	#	5,843,691

*	Charles Schwab	Schwab S&P 500 Index Fund	#	6,192,267

	Columbia	Columbia Small Cap Val II Z	#	1,254,954

	Columbia	Columbia Strategic Income Z	#	1,305,292

	Harbor	Harbor Capital Appreciation	#	4,719,738

	JP Morgan	JP Morgan Mid Cap Growth Select	#	3,646,064

	Nuveen	Nuveen Mid Cap Value	#	2,009,001

	Scout	Scout International Fund	#	3,081,208

	T Rowe Price	T Rowe Price Retirement 2010	#	5,024,492

	T Rowe Price	T Rowe Price Retirement 2020	#	2,636,270

	T Rowe Price	T Rowe Price Retirement 2030	#	9,240,817

	T Rowe Price	T Rowe Price Retirement 2040	#	3,067,593

	T Rowe Price	T Rowe Price Retirement 2050	#	1,769,397

	T Rowe Price	T Rowe Price Retirement Income	#	2,069,336

	Vanguard	Vanguard Small Cap Growth Fund	#	4,504,669

	Vanguard	Vanguard Total BD Mkt Index Instl	#	6,265,941

	Vanguard	Vanguard Total Intl Stock Index	#	4,550,694
				67,895,190
	Common Stock

*	Newfield Exploration Company	Common Stock (164,016 shares)	#	6,188,324

.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (Continued)
December 31, 2011

Plan Sponsor:	Newfield Exploration Company
Employer Identification Number:	72-1133047
Plan Number	001

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower	Rate of Interest, Collateral	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

	Common / Collective Fund

*	Charles Schwab	Schwab Stable Value Fund	#	16,650,899

	Money Market Fund

*	Stock Liquidity 5	Schwab Money Market Fund	#	1,809

	Self-Directed Account

*	Charles Schwab	Personal Choice Account-
		Self-Directed Brokerage Accounts	#	4,582,379

	Total Investments			95,318,601

	Participant Loans

*	Participant Loans	Interest rates ranging from 4.25%
		to 9.25% maturing through 2021	$-0-	2,405,715

	Total Assets			$97,724,316
________
* - Denotes party-in-interest
# - Investments are participant-directed, therefore, cost information is not required.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWFIELD EXPLORATION COMPANY 401(k) PLAN

Date: June 26, 2012	By: /s/ Deanna L. Jones
Deanna L. Jones, Newfield Exploration Company
Vice President, Human Resources
On behalf of Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm — McConnell & Jones LLP